SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  15 February 2013

Qualified Holding

Portugal Telecom, SGPS S.A. (“PT”) informs that Capital Group International, Inc (“CGII”) now holds more than 2% of the voting rights corresponding to the share capital of PT.

Such new holding resulted from the acquisition, on 8 February 2013, on regulated market, of a total of 70,000 PT American Depository Shares (“ADS”) and of 3,720,010 PT shares.

As a result of the above mentioned transactions, a qualified holding corresponding to 21,130,230 ordinary shares (including 70,000 ADS), representing 2.36% of PT’s share capital and corresponding voting rights is now attributed to CGII.

PT was further informed that the shares reported in this disclosure are owned by accounts under the discretionary investment management of the following investment management companies (which parent company is CGII):

Name	Shares	% of voting rights
Capital Guardian Trust Company	5,641,642	0.63%
Capital International Limited	3,021,240	0.34%
Capital International Sarl	1,819,823	0.20%
Capital International, Inc.	3,397,525	0.38%
Capital International Investors	7,250,000	0.81%

It was further communicated that Capital International Investors, a division of Capital Research and_Management Company (“CRMC”), shares investment research and proxy voting decision making with CGII management companies, and CGII, its investment management subsidiaries and the Capital International Investors division of CRMC provide investment management services under the trade name “Capital International Investors”.

Finally, CGII informed that The Capital Group Companies, Inc. (“CGC”) is the parent company of CGII, but CGC does not vote nor own PT shares.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code and the Portuguese Securities Commission Regulation no. 5/2008, following a communication received by fax from CGII, with registered office at 11100 Santa Monica Blvd., 15th Floor Los Angeles, CA 90025, U.S.A..

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.